Exhibit 99.2

INTERIM REPORT	THIRD QUARTER 2022

IDEX BIOMETRICS

IDEX Biometrics ASA is a leading provider of biometric identification and authentication solutions, based on patented and proprietary fingerprint sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

IDEX is incorporated in Norway, where our ordinary shares are listed on the Oslo Børs. Our American Depositary Shares are listed on Nasdaq in New York. Our corporate headquarters is in Oslo, and we have operations in Farnborough, England, Rochester, New York, Wilmington, Massachusetts, and Beijing and Shenzhen, China.

Products and Technology

In 2020 and 2021, we introduced our biometrics technology solution, the TrustedBio® and TrustedBio Max families of products. This generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (application specific integrated circuits executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact-only payment cards, offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. IDEX Biometrics enables cost effective biometric smart cards with industry-leading performance.

Using our proprietary remote enrollment solutions, cardholders can easily capture and register their fingerprint remotely without the need to visit a bank branch or ATM, and without communicating sensitive biometric information to third parties. An encrypted template of the fingerprint is stored directly on the card’s secure encryption chip. Therefore, sensitive biometric information is never communicated to third parties or stored in a connected database. As with all our innovations, we are committed to investing in patents and other intellectual property protection measures that ensure that our products are, and remain, unique in our target markets.

INTERIM REPORT	THIRD QUARTER 2022

Competitive Positioning

Our core competencies are based on proven expertise in biometric applications including integrated system design, biometric algorithm and software development, integrated circuit design and packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry.

Our mission is to let people use their fingerprints to prove their identity in a simple, secure and personal way. To do so, IDEX enables digital authentication with biometric sensors and related technologies, and applications. We are focusing on biometrically enabled authentication applications, primarily delivered in card form factors with no batteries. Our solution is powered through harvesting energy emitted by point-of-sale terminals or other card reading devices. Our solutions fit in various applications in payments as well as digital authentication.

The Company’s solutions use a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: A flexible, polymer-based sensor array and a separate ASIC, delivering demonstrably superior performance and compelling economics.

With our technology solution, our customers benefit from having integration opportunities with multiple secure elements, inlay technologies, card manufacturing methods and software operating systems. This provides flexibility to card manufacturers who have established supply chain partners and manufacturing methods.

Our Opportunity

The company’s goal is to enable biometric smart cards with a seamless user experience, at a price point that enables mass market adoption. With TrustedBio and other technologies we offer a high level of performance at a compelling price point. We are positioned to achieve our objective of becoming the leading provider of fingerprint biometric solutions for payment cards and digital authentication applications.

In July 2021, IDEX Biometrics announced the integration of the TrustedBio module and the SLC38, the latest SE from Infineon Technologies AG, the market leader in secure elements, SEs, for smart cards. In May 2022, IDEX Biometrics joined the ecosystem of Infineon’s Security Partner Network, ISPN, as a preferred partner. We have developed a proprietary card operating system and will use a third-party customized inlay and antenna design, both of which are optimized for the combined TrustedBio and SLC38 reference design. We have achieved nine smart card design wins for this joint reference platform.

INTERIM REPORT	THIRD QUARTER 2022

Note Regarding Global Events

Covid restrictions, the war in Ukraine, and the global economic slowdown have led to delays in new initiatives and supply chain issues for many businesses. We continue to experience delays in new card certifications and postponement, but not cancellations, for new biometric card launches. Uncertainties brought about by the current economic conditions are contributing to greater caution across the market segments we target.

As reported in the prior quarter, pandemic related shutdowns in China impacted our supply chain and our assembly subcontractor experienced significant production delays. Covid-related lockdowns in Shanghai, China, shut down the production assembly of our sensor products for more than twelve weeks. The assembly lines gradually ramped up to full capacity during the third quarter, but we were not able to ship as many units as planned and the production delay will continue to have some impact through the end of 2022. We continue to manage our suppliers closely. Barring any unforeseen events, we anticipate a stable supply of production sensors going into 2023.

INTERIM REPORT	THIRD QUARTER 2022

CEO’S COMMENTS

2022 has become a year of broad-based commercialization for biometric smart cards. In our primary target market, many banks have begun, or are planning, launches and commercialization of biometric payment cards. During the year, the rapidly increasing demand for cyber security, digital authentication, and crypto currency cold wallet solutions has sparked a wave of new applications and use cases for biometric smart cards.

In the payments space, we expect to have a total of 10 launches this year, or by early 2023, from banks and issuers together with card-maker IDEMIA and customers of our channel partner, Zwipe. Seven new launches are anticipated for the fourth quarter of 2022. So far this year, three launches have been announced. In the current quarter, a major bank in the UAE, First Abu Dhabi Bank (FAB), launched a credit card program on IDEMIA’s F.Code platform powered by IDEX TrustedBio sensors. This is one of the first full-scale launches in the world after BNP Paribas in France and Rocker in Sweden. FAB’s card program includes a total of 3 million members, and the biometrically enabled cards are being offered to all levels of the FAB card program, standard, platinum, and signature. In addition, IDEX has initiated a biometric card program with a UK issuer and processor of EMV compliant payment cards. This issuer is well-positioned to jointly launch biometric payment card solutions together with fintechs and banks across the UK, Europe, and North America. These biometric payment cards are estimated to be in consumer hands by first quarter 2023.

During the third quarter we announced the commitment from a card issuer in Turkey who is planning to launch a biometric card program during the first quarter of 2023. This issuer is working closely with E-Kart, a Gisecke+Devrient (G+D) joint venture and the largest payment card maker in Turkey, who will be among the first to market with the IDEX-Infineon Turnkey solution. We now have 9 design wins with card makers for our Infineon SLC38 reference platform and Turnkey Solution. During the quarter, six of these card makers have already placed initial orders for IDEX sensors.

Success in payment cards requires collaboration with the key players in the ecosystem. During the quarter, IDEX formalized our relationship with an additional Secure Element partner. We are now partnered with 2 of the 3 largest secure element providers globally. Our presence in the value chain is getting stronger every quarter, and we are broadening both within the ecosystem, and across regions.

INTERIM REPORT	THIRD QUARTER 2022

We continue to see rapidly increasing demand for IDEX biometric security solutions for use in digital authentication, cyber security, and digital HASHwallets, to facilitate adoption of Web3 and digital assets. Web3 refers to the next generation internet services leveraging decentralized blockchain technology. Proponents envision decentralized Web3 solutions, including decentralized social networks, crypto currencies, NFT’s and all forms of tokenized digital assets. A HASHWallet is a solution designed to provide the highest level of security in the custody and validation of crypto asset transactions. Adding fingerprint biometric security to these solutions ensures that only the owner of the valuable digital assets has access, and eliminates the risk of forgotten passwords or PINs. During the quarter, we announced five new partnerships for these emerging applications.

Revenues in the third quarter were $928 thousand, decreasing 16% compared to second quarter revenues of $1.1 million. As previously communicated, constrained shipments from our assembly subcontractor, due to COVID lockdowns, impacted our revenue trend negatively in the third quarter. We expect a higher level of shipments from our subcontractor in the fourth quarter.

Gross margin increased to 12% in the third quarter, up from 7% in the second quarter. The increase was primarily due to a more favorable product mix and no one-time costs such as the write-off of inventory that occurred in the second quarter.

Operating expenses decreased this quarter to $8.2 million from $8.4 million in the second quarter. The slight decrease from last quarter was mainly as a result of the announced staff reduction in the second quarter report. The implemented cost reductions will have full effect by the end of the first quarter 2023. Additional cost reduction measures have been implemented in recent weeks. The cost reductions are aligned with the company’s shift from pure development to commercialization. Specifically, continuing payroll expenses for research and development have been reduced by more than 22% and continuing total payroll for the company has been reduced by more than 15% since the first quarter of 2022.

In September we held a capital markets day in Oslo with several of our partners attending. The presentations from management outlined a clear roadmap and a path to commercial acceleration during 2023 and beyond. Our panel discussion with partners IDEMIA, Rocker and eSignus focused on the commercial traction, and market adoption for biometric cards. IDEMIA is seeing accelerating demand for biometric payment cards in all countries where PIN codes are being used. IDEMIA forecasts 5%-8% market penetration by 2025. Rocker is seeing strong interest from customers and a willingness to pay for the benefits provided by biometric payment cards and eSignus confirmed rapidly

INTERIM REPORT	THIRD QUARTER 2022

growing consumer interest for the use of biometrics to secure digital assets and crypto currency hardware wallets. These market mega trends for both payments and digital authentication represent a massive market opportunity for IDEX biometric solutions over a one-to-five-year horizon.

Vince Graziani

Chief Executive Officer

INTERIM REPORT	THIRD QUARTER 2022

FINANCIAL REVIEW

Statements of profit and loss

For the third quarter ended September 30, 2022, IDEX Biometrics recorded consolidated revenue of $928 thousand. Sequentially, third quarter revenue decreased approximately 16% from the second quarter of 2022, reflecting the timing of shipments to our two largest customers in the payment card segment. By comparison, third quarter 2021 revenue was $732 thousand, for a year-over-year quarterly increase of 27%.

For the first nine months of 2022, the Company recorded consolidated revenue of $3.0 million, compared to $2.1 million for the same period in 2021, representing an increase of 47%.

Sequentially, Cost of materials decreased 21%, partially reflecting decreased sales, but primarily due to a higher mix of shipments of payment cards during the third quarter at lower margins. Cost of materials increased by $519 thousand, compared to $300 thousand for the third quarter of 2021, reflecting higher consumption of inventories associated with increased product sales, as well as the sales mix incorporating a higher volume of payment cards at the aforementioned lower margins.

Cost of materials totaled $2.5 million for the first nine months of 2022, compared to $824 thousand for the first nine months of 2021, reflecting similar circumstances to the third quarter total.

Gross profit margin, as a percentage of revenue1, was approximately 12% for the third quarter of 2022, compared sequentially to approximately 7% in the second quarter of 2022. For the third quarter of 2021, a similarly calculated gross profit margin was approximately 59%, with the higher figure reflecting sales mix. The lower margins in 2022 reflect a shift in mix to lower margin

[1]

The gross profit and gross profit margin figures are alternative performance measures (APM) under International Financial Reporting Standards (IFRS). IDEX is a fabless developer of semiconductor-based products and outsources its manufacturing operations. The gross profit and gross profit margin is measured as Revenue less the Cost of materials, net of inventory change. The cost of materials is the purchased cost of manufactured finished goods shipped to customers. Supply chain staff compensation is included in Compensation and benefits, and other expenses related to supply chain and procurement activities are included in Other operating expenses.

INTERIM REPORT	THIRD QUARTER 2022

payment card products and higher costs of wafers, assembly services, and certain components, as well as the write-off of previous-generation products held in inventory. On a year-to-date basis, gross profit margin for the first nine months of 2022 was approximately 16%, compared to 60% for the first nine months of 2021, also reflecting the shift in product mix toward payment cards in 2022 as well as the aforementioned cost increases.

Compensation and benefits expenses totaled $5.1 million for the third quarter of 2022, a slight increase from $5.0 million for the third quarter of 2021. The reduction of staff during 2022 will take full effect y the end of the year. Compensation and benefits expenses totaled $14.8 million in both the first nine months of 2022 and 2021.

Share-based compensation expense, which is non-cash, totaled $371 thousand for the third quarter of 2022, in contrast to $507 thousand recorded for the third quarter of 2021 and $538 thousand recorded for the second quarter of 2022. Quarterly variances in share-based compensation are attributable to the number of subscription rights vesting in the period, and changes in the price of an ordinary share which influences the accrual of estimated employer’s tax which will be due when a subscription right is exercised. Share-based compensation expense totaled $1.4 million for the first nine months of 2022, in contrast to $1.9 million recorded for the first nine months of 2021, primarily because of reduced tax accruals due to lower share prices in 2022.

Our staff is made up of employees and individual contractors. On a full-time equivalent (FTE) basis, our staff totaled 99 on September 30, 2022, down from 109 on September 30, 2021 and 106 at the beginning of 2022. The year-over-year decrease of staff reflects the net of personnel additions in marketing and sales and attrition in R&D, which are associated with the organizational rebalancing of the Company from development activities to a commercial focus.

In response to uncertainty around the timing of revenue, IDEX is implementing cost containment measures in order to reduce operating expenses, including the reduction of staff numbers. These measures began to take effect during the third quarter of 2022 and the full impact will be realized from the first quarter of 2023.

INTERIM REPORT	THIRD QUARTER 2022

Research and development (R&D) expenses, as presented, include the costs of product development, prototype manufacturing, and pre-release product testing. The cost of employees engaged in R&D is included in Compensation and benefits. R&D expenses are net of earned government grants in support of R&D activities. Timing of the receipt of such grants are generally subject to the completion of qualifying activities. Net R&D expenses, as presented, totaled $1.0 million for the third quarter of 2022, in contrast to $659 thousand for the third quarter of 2021 and $958 thousand for the second quarter of 2022. R&D expenses totaled $3.0 million for the first nine months of 2022, in contrast to $2.1 million for the first nine months of 2021, primarily due to higher software development costs and costs related to patents and trademarks during the period.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $1.8 million for the third quarter of 2022, in contrast to $1.7 million for the third quarter of 2021. Other operating expenses totaled $2.3 million for the second quarter of 2022. The year-over-year increase is associated largely with higher marketing and sales costs, reflecting the expansion of our commercial activities. Other operating expenses totaled $6.0 million for the first nine months of 2022, in contrast to $5.2 million for the first nine months of 2021, on similar factors to the quarter variation.

Amortization and depreciation charges2 totaled $333 thousand for the third quarter of 2022, in contrast to $460 thousand for the third quarter of 2021 and $334 thousand for the second quarter of 2022. The decreased level of depreciation charges is primarily associated with lower depreciation of right-of-use assets. Amortization and depreciation charges totaled $1.0 million for the first nine months of 2022, in contrast to $1.4 million for the first nine months of 2021, also due to lower depreciation of right-of-use assets.

[2]

Under IFRS 16 Leases, leased assets are capitalized, with corresponding assets and liabilities recorded on the Statements of financial position. The right of use assets are depreciated over the lease period. The payments on lease obligations are not recorded as a combination of down payment of the lease liability and Financial cost. The amount of cash lease payments is reported in the Consolidated statements of cash flows as a component of Financing activities.

INTERIM REPORT	THIRD QUARTER 2022

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled expense of ($903 thousand) for the third quarter of 2022, in contrast to expense of ($9 thousand) recorded for the third quarter of 2021. Net financial items totaled to an expense of ($936 thousand) for the second quarter of 2022. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations. Net financial items totaled expense of ($2.0 million) for the first nine months of 2022, compared to income of $91 thousand in the first nine months of 2021. The variation in 2022 was driven primarily by foreign exchange revaluation expense of British Pounds to the U.S. dollar during the second and third quarters of the year.

The company did not record any income tax expense for either of the third quarters of 2022 or 2021, nor the first nine months of 2022. While IDEX operates at a loss and has a substantial tax loss carryforward position in Norway, it has not recognized to date any deferred tax assets in its Statements of financial position.

Net loss for the third quarter of 2022 totaled ($9.0 million), representing a loss per share of ($0.01), in contrast to a net loss of ($7.5 million) for the third quarter of 2021, representing a loss per share of ($0.01), and a net loss of ($9.2 million) for the second quarter of 2022, representing a loss per share of ($0.01).

Net loss for the first nine months of 2022 totaled ($26.4 million), representing a loss per share of ($0.03), in contrast to a net loss of ($22.2 million) for the first nine months of 2021, representing a loss per share of ($0.02).

Cash Flows

The company incurred an operating cash outflow of ($7.3 million) for the third quarter of 2022, in contrast to operating cash outflows of ($6.3 million) for the third quarter of 2021 and ($9.0 million) for the second quarter of 2022. The increased year-over-year cash outflow for the third quarter was a consequence of the quarter’s higher net loss and increases in working capital. The

INTERIM REPORT	THIRD QUARTER 2022

operating cash outflow for the first nine months of 2022 totaled ($24.7 million), in contrast to an outflow of ($19.9 million) for the first nine months of 2021.

Investing activities (i.e., capital expenditures) were insignificant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights, net of payments associated with lease liabilities, totaled $129 thousand for the third quarter of 2022, in contrast to $36 thousand for the third quarter of 2021.

For the first nine months of 2022, cash flow from financing activities totaled $261 thousand, in contrast to $25.7 million for the first nine months of 2021. IDEX Biometrics completed private placement transactions with net proceeds of approximately $28.5 million and $25.5 million, during the fourth quarter of 2021 and the first quarter of 2021, respectively.

The company’s cash balance totaled $9.1 million as of September 30, 2022, in contrast to $12.9 million as of September 30, 2021, and $33.8 million as of December 31, 2021.

Financial position

The largest assets held on the company’s Statements of financial position as of September 30, 2022, were cash of $9.1 million and acquired intangible assets of $2.6 million, representing 48% and 14% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

IDEX Biometrics has developed intellectual property and has incurred product development costs, the value of which generally are not recorded on the Statements of financial position, because it does not satisfy accounting criteria for capitalization. No development costs were capitalized during the three and nine months ended September 30, 2022.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $1.8 million as of September 30, 2022, in contrast to $1.8 million as of September 30, 2021, and $1.7 million at December 31, 2021. Other than

INTERIM REPORT	THIRD QUARTER 2022

right-of-use leased assets, Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $2.9 million as of September 30, 2022, in contrast to $1.1 million as of September 30, 2021, and $1.2 million as of December 31, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, and its manufacturing operations are outsourced. Inventory consists of raw materials (primarily semiconductor components and substrates), work-in-progress (primarily incomplete assemblies), and finished goods (completed fingerprint sensing devices available for sale). A large share of the inventories are physically located at the contract manufacturing partners’ sites.

As a result of significant and uncertain lead times across the electronics industry, the company may hold additional quantities of raw materials to satisfy expected manufacturing requirements. Similarly, given recent uncertainties associated with wafer foundry capacity and contract manufacturer scheduling, IDEX may continue to hold relatively large quantities of finished goods so that customer delivery schedules can be met. Inventory levels may continue to expand because of order backlog increases and expectations of higher orders and shipments.

Customer accounts receivable totaled $1.2 million as of September 30, 2022, in contrast to $758 thousand as of September 30, 2021, and $801 thousand as of December 31, 2021. The increase in accounts receivable was the result of increased product shipments during the third quarter of 2022. No customer accounts necessitated a bad debt reserve as of September 30, 2022.

Total short-term liabilities totaled $3.5 million as of September 30, 2022, compared to $2.6 million as of September 30, 2021, and $4.3 million as of December 31, 2021. Quarterly variations in short-term liabilities are the result of activity levels such as increased accounts payable levels associated with higher purchases of inventories and the timing of expense accruals and the settlement of payables.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $4.5 million as of September 30,

INTERIM REPORT	THIRD QUARTER 2022

2022, $3.0 million as of September 30, 2021, and $2.9 million as of December 31, 2021. Should revenue continue to increase, net working capital will increase as levels of inventory and customer accounts receivable, partially offset by an increase in trade accounts payable.

Equity totaled $14.9 million as of September 30, 2022, in contrast to $18.6 million as of September 30, 2021, and $37.7 million as of December 31, 2021. The change during the periods was primarily the result of the private placement of shares in the fourth quarter of 2021, offset by the net losses in the respective periods.

At the end of 2021, IDEX Biometrics allocated $46.0 million of Paid-in capital against Accumulated losses. Total equity was not affected by the allocation.

As of September 30, 2022, the Company had no debt to financial institutions or lenders.

Liquidity

IDEX incurred an operating cash deficit of ($7.3 million) for the third quarter of 2022, in contrast to operating cash deficits of ($6.3 million) for the third quarter of 2021 and ($9.0 million) for the second quarter of 2022. The operating cash deficit for the first nine months of 2022 totaled ($24.7 million), in contrast to a deficit of ($19.9 million) for the first nine months of 2021.

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, receipt of inventoried materials, and disbursements to vendors.

The Company incurred capital expenditures of $112 thousand for the third quarter of 2022, in contrast to capital expenditures of $20 thousand for the third quarter of 2021, and $51 thousand for the second quarter of 2022.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $6.8 million as of September 30, 2022, in contrast to $11.7 million as of September 30, 2021, and $30.9 million as of December 31, 2021.

INTERIM REPORT	THIRD QUARTER 2022

U.S. regulatory matters

The Company maintains a listing of American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) on the Nasdaq Capital Market under the ticker symbol IDBA. In connection with this listing, the Company is subject to securities regulations in the United States.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The Company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds beforehand. As of September 30, 2022, the Company continued to be considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants. Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q or current reports on Form 8-K. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities. Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their second fiscal quarter. As of June 30, 2022, the Company met the criteria to remain considered a foreign private issuer.

November 9, 2022

The Board of Directors of IDEX Biometrics ASA

INTERIM REPORT	THIRD QUARTER 2022

CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Quarters		YTD		Full year
Amounts in USD 000s	Note	Q3 2022	Q3 2021	2022	2021	2021
Operating revenue
Product revenue	4	844	731	2,838	2,050	2,837
Service revenue	4	84	1	187	3	3

Total revenue		928	732	3,025	2,053	2,840

Operating expenses
Cost of materials, net of inventory change		819	300	2,529	824	1,254
Compensation and benefits	5	5,081	5,044	14,835	14,827	21,107
Research and development	6	1,033	659	3,020	2,148	2,680
Other operating expenses	7	1,783	1,729	6,035	5,205	7,347
Amortization and depreciation	8	333	460	1,036	1,374	1,802

Total operating expenses		9,049	8,192	27,455	24,378	34,190

Loss from operations		(8,121)	(7,460)	(24,430)	(22,325)	(31,350)

Financial income	9	34	1	57	117	11
Financial cost	9	(937)	(10)	(2,016)	(26)	(1,123)

Loss before tax		(9,024)	(7,469)	(26,389)	(22,234)	(32,462)

Income tax benefit (expense)	10	—	—	—		(90)

Net loss for the period		(9,024)	(7,469)	(26,389)	(22,234)	(32,552)

Loss per share, basic and diluted	11	(0.01)	(0.01)	(0.03)	(0.02)	(0.04)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		YTD		Full year
Amounts in USD 000s	Q3 2022	Q3 2021	2022	2021	2021
Net loss for the period	(9,024)	(7,469)	(26,389)	(22,234)	(32,552)
Foreign currency translation adjustment	869	274	1,166	123	10

Total comprehensive income (loss) for the period, net of tax	(8,155)	(7,195)	(25,223)	(22,111)	(32,542)

INTERIM REPORT	THIRD QUARTER 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in USD 000s	Note	September 30, 2022	September 30, 2021	December 31, 2021
Assets
Non-current assets
Goodwill		968	968	968
Intangible assets		1,607	2,084	1,965

Total intangible assets		2,575	3,052	2,933

Property, plant and equipment		1,129	1,413	1,301
Right-of-use assets		696	381	357
Non-current receivables		66	103	87

Total non-current assets	8	4,466	4,949	4,678

Current assets
Prepaid expenses		1,004	909	851
Inventory	13	2,927	1,094	1,234
Accounts receivable, trade		1,151	758	801
Accounts receivable, other		105	588	703
Cash and cash equivalents		9,060	12,938	33,759

Total current assets		14,247	16,287	37,348

Total assets		18,713	21,236	42,026

Equity and liabilities
Equity
Share capital		20,500	18,809	20,410
Share premium		9,963	28,368	9,452
Other paid-in capital		23,172	20,562	21,414

Total paid-in capital	12	53,635	67,739	51,276
Foreign currency translation effects		(11,115)	(12,199)	(12,312)
Accumulated loss		(27,628)	(36,921)	(1,239)

Total equity		14,892	18,619	37,725

Non-current liabilities
Non-current lease liabilities		323	55	11

Total non-current liabilities		323	55	11

Current liabilities
Accounts payable		678	389	685
Current lease liabilities		373	350	362
Public duties payable		263	364	393
Other current liabilities		2,184	1,459	2,850

Total current liabilities		3,498	2,562	4,290

Total liabilities		3,821	2,617	4,301

Total equity and liabilities		18,713	21,236	42,026

INTERIM REPORT	THIRD QUARTER 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 000s	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2022		20,410	9,452	21,414	(12,312)	(1,239)	37,725
Mar 9th: Share issue	12	6	15	—	—	—	21
May 31st: Share issue	5,7,12	1	15	—	—	—	16
Aug 19th: Share issue	12	4	—	—	—	—	4
Employee Share Purchase Program	5,7,12	79	481	—	—	—	560
Share-based compensation	5,7,12	—	—	1,758	—	—	1,758
Loss for the period		—	—	—	—	(26,389)	(26,389)
Other comprehensive income		—	—	—	1,197	—	1,197

Balance at September 30, 2022		20,500	9,963	23,172	(11,115)	(27,628)	14,892

Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,070	—	—	—	25,555
Mar 10th: Share issue	12	5	20	—	—	—	25
May 12th: Share issue	5,7,12	10	—	—	—	—	10
Aug 20th: Share issue	12	6	31	—	—	—	37
Employee Share Purchase Program	5,7,12	52	639	—	—	—	691
Share-based compensation	5,7,12	—	—	1,898	—	—	1,898
Loss for the period		—	—	—	—	(22,234)	(22,234)
Other comprehensive income		—	—	—	123	—	123

Balance at September 30, 2021		18,809	28,368	20,562	(12,199)	(36,921)	18,619

Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,070	—	—	—	25,555
Mar 10th: Share issue	12	5	20	—	—	—	25
May 12th: Share issue	5,7,12	10	—	—	—	—	10
Aug 20th: Share issue	12	6	31	—	—	—	37
Nov 12th: Share issue	12	1,601	27,084	—	—	—	28,685
Employee Share Purchase Program	5,7,12	52	639	—	—	—	691
Share-based compensation	5,7,12	—	—	2,750	—	—	2,750
Loss for the period		—	—	—	—	(32,552)	(32,552)
Allocation of Share Premium		—	(46,000)	—	—	46,000	—
Other comprehensive income		—	—	—	10	—	10

Balance at December 31, 2021		20,410	9,452	21,414	(12,312)	(1,239)	37,725

INTERIM REPORT	THIRD QUARTER 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarters		YTD		Full year
Amounts in USD 000s	Note	Q3 2022	Q3 2021	2022	2021	2021
Operating activities
Loss before tax		(9,024)	(7,469)	(26,389)	(22,234)	(32,462)
Amortization and depreciation expense	8	333	460	1,036	1,374	1,802
Share-based compensation expense		384	534	1,758	1,898	2,750
Other non-cash operating expenses		1,272	67	1,870	(92)	95
Increase in inventories		(904)	(95)	(1,693)	(234)	(375)
(Increase) decrease in accounts receivables		259	(35)	(350)	(271)	(314)
Increase (decrease) in accounts payable		47	(368)	(44)	(5)	53
Change in other working capital items		410	611	(822)	(289)	482
Interest expense	9	(34)	—	(57)	(7)	(11)
Change in income taxes		—	—		—	447

Net cash flow used in operating activities		(7,257)	(6,295)	(24,691)	(19,860)	(27,533)

Investing activities
Purchases of property, plant and equipment	8	(112)	(20)	(214)	(129)	(141)
Settlements of non-current receivables		7	—	14	—	—
Payments on non-current receivables		—	(25)	—	(29)	(13)
Interest received	9	34	—	57	7	11

Net cash flow used in investing activities		(71)	(45)	(143)	(151)	(143)

Financing activities
Net proceeds from issuance of shares		234	257	602	26,307	54,992
Payments on lease liabilities	8	(105)	(221)	(341)	(652)	(844)

Net cash flow from financing activities		129	36	261	25,655	54,148

Net change in cash and cash equivalents		(7,199)	(6,304)	(24,573)	5,644	26,472

Effect of foreign exchange rate changes		(66)	(13)	(126)	(4)	(11)
Opening cash and cash equivalents balance		16,325	19,255	33,759	7,298	7,298

Cash and cash equivalents at period end		9,060	12,938	9,060	12,938	33,759

INTERIM REPORT	THIRD QUARTER 2022

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company’s Ordinary Shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 Ordinary Shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s Ordinary Shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2	Basis of preparation and accounting policies

These Consolidated interim financial statements for the three and nine-month periods ended September 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2021. Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements. The current and near-term revenue is insufficient to cover the Company’s operating expenses and the Company generates a significant loss. The Company expects to establish further revenue generation through increased sales of its products in the long term. However, the current cash position and financial forecasts indicate that in the first quarter of 2023, the company will need significant funding in the form of equity injection, debt or other. The board is considering cost reduction possibilities. Such measures will help but will not be sufficient. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements.

INTERIM REPORT	THIRD QUARTER 2022

These interim financial statements and the accompanying report were approved by the Board of Directors on November 9, 2022.

3	Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

The Company’s assets primarily consist of cash, working capital, and intangible assets. As of September 30, 2022, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations. The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During the first three quarters of 2022, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. Continued supply chain constraints may further affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand.

COVID-19 risk:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term delays in 2021, and 2022, including card certifications and the temporary postponement of customer activities (e.g., the start date of certain biometric card pilots).

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. Should governments in the countries in which IDEX Biometrics, its suppliers or customers operate reimpose restrictions on interpersonal contact, workplace access, and travel, IDEX may experience reduced productivity, customers and potential customers may delay orders, or there may be delays in the supply chain.

4	Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

INTERIM REPORT	THIRD QUARTER 2022

The balances of customer accounts receivable as of September 30, 2022, September 30, 2021, and December 31, 2021, were $1.2 million, $909 thousand, and $801 thousand, respectively. There were no contract asset or contract liability balances at either of these dates.

	Quarters		YTD		Full year
Amounts in USD 1,000	Q3 2022	Q3 2021	2022	2021	2021
EMEA	826	722	2,774	2,020	2,807
Americas	3	—	8	—	—
Asia-Pacific	15	9	56	30	30

Product revenue	844	731	2,838	2,050	2,837

EMEA	—	1	3	3	3
Americas	84	—	184	—	—
Asia-Pacific	—	—	—	—	—

Service revenue	84	1	187	3	3

Total revenue	928	732	3,025	2,053	2,840

5	Compensation and benefits

	Quarters		YTD		Full year
Amounts in USD 1,000	Q3 2022	Q3 2021	2022	2021	2021
Salary, payroll tax, benefits, other	4,710	4,537	13,422	12,956	18,197
Share-based compensation	371	507	1,413	1,871	2,910

Compensation and benefits	5,081	5,044	14,835	14,827	21,107

Compensation and benefit expenses consist of costs for direct employees of the Company. Individual contractors are classified as Research and development expenses or Other operating expenses, as applicable.

The table below sets forth the number of employees and individual contractors by their function. Certain individuals are contractors because they live in countries in which the Company does not have a business presence.

	September 30, 2022		September 30, 2021		December 31, 2021
	Employees	Contractors	Employees	Contractors	Employees	Contractors
Research and development	70	8	78	8	77	8

Marketing and sales	5	10	9	7	6	9
General and administrative	7	1	9	1	8	1
Supply chain and distribution	3	—	2	—	2	—

Total staff	92	19	98	16	93	18

IDEX presents operating expenses by nature, in contrast to function. Accordingly, Compensation and benefits expenses includes the compensation and benefit costs for all employees. Cost of materials, net of inventory change does not include the cost of personnel engaged in supply chain and distribution activities. Research and development expenses does not include the cost of personnel assigned to departments engaged in research and development activities, and Other operating expenses does not include the cost of personnel assigned to marketing, sales, general, and administrative activities.

INTERIM REPORT	THIRD QUARTER 2022

6	Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		YTD		Full Year
Amounts in USD 1,000	Q3 2022	Q3 2021	2022	2021	2021
Gross R&D expenses	1,033	798	3,020	2,287	3,356
Government grants credited to cost	—	(139)	—	(139)	(676)

Net R&D expenses	1,033	659	3,020	2,148	2,680

Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Norwegian SkatteFUNN grants are recorded in the fourth quarter each year.

7	Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during the first nine months of 2022, resulting in charges of $133 thousand. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence J. Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a written agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8	Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total non- current assets
Balance at January 1, 2022	968	1,965	1,301	357	87	4,678
Additions	—	—	214	689	—	903
Settlements	—	—	—	—	(14)	(14)
Depreciation and amortization	—	(358)	(351)	(327)	—	(1,036)
Effects of changes in foreign currency	—	—	(35)	(23)	(7)	(65)

Balance at September 30, 2022	968	1,607	1,129	696	66	4,466

Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—	—	130	79	26	235
Depreciation and amortization	—	(358)	(381)	(634)	—	(1,373)
Effects of changes in foreign currency	—	—	(3)	(80)	2	(81)

Balance at September 30, 2021	968	2,084	1,413	381	103	4,949

Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—		142	158	13	313
Depreciation and amortization	—	(477)	(507)	(818)	—	(1,802)
Effects of changes in foreign currency			(1)	1	(1)	(1)

Balance at December 31, 2021	968	1,965	1,301	357	87	4,678

INTERIM REPORT	THIRD QUARTER 2022

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit for purposes of impairment testing.

9	Financial items

	Quarters		YTD		Full year
Amounts in USD 1,000	Q3 2022	Q3 2021	2022	2021	2021
Interest income	34	1	57	7	11
Currency exchange gain	—	—	—	110	—

Total financial income	34	1	57	117	11

Interest expenses on lease liabilities	10	7	15	26	31
Currency exchange loss	927	3	2,001	—	1,092

Total financial expense	937	10	2,016	26	1,123

10	Income tax expense

The Company has significant accumulated tax losses. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

11	Loss per share

	First Nine Months					Full year
	2022		2021			2021
Profit (loss) attributable to the shareholders (USD 1,000)		(26,389)		(22,234)		(32,552)
Weighted average basic number of shares		1,012,059,195		902,313,068		918,847,427
Weighted average diluted number of shares		1,017,630,070		922,781,544		940,433,535

Profit (loss) per share, basic and diluted	USD	(0.03)	USD	(0.02)	USD	(0.04)

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

INTERIM REPORT	THIRD QUARTER 2022

12	Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at January 1, 2022	71,756,397	1,010,388,454
Mar 9th: Share issue		394,409
May 31st: Share issue		60,400
Aug 19th: Share issue		289,608
Employee Stock Purchase Plan		4,947,546
Granted incentive subscription rights	16,872,900
Exercised incentive subscription rights	(7,243,433)
Expired/forfeited incentive subscription rights	(744,417)

Balance at September 30, 2022	80,641,447	1,016,080,417

Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
May 12th: Issued shares in lieu of board remuneration		535,583
Aug 20th: Share issue		365,280
Employee Stock Purchase Plan		2,946,019
Granted incentive subscription rights	13,649,300
Exercised incentive subscription rights	(612,013)
Expired/forfeited incentive subscription rights	(2,482,714)

Balance at September 30, 2021	66,898,666	919,507,188

Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
May 12th: Issued shares in lieu of board remuneration		535,583
Aug 20th: Share issue		365,280
Nov 12th: Share issue		90,881,266
Employee Stock Purchase Plan		2,946,019
Granted incentive subscription rights	21,885,200
Exercised incentive subscription rights	(4,705,015)
Expired/forfeited incentive subscription rights	(1,767,881)

Balance at December 31, 2021	71,756,397	1,010,388,454

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of Ordinary Shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, and the grant expires on the fifth anniversary of the AGM at which the program was approved. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on September 30, 2022, was NOK 1,76 per share.

The fair value at grant date of a subscription right is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on Ordinary Share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

INTERIM REPORT	THIRD QUARTER 2022

Since 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Employees make payroll contributions to the ESPP over the course of six-month contribution periods, after which they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the offering period. On February 28, 2022, employees acquired 1,765,791 shares at NOK 1.70 per share. On August 31, 2022, employees acquired 3,181.755 shares at NOK 0.73 per share.

The fair value at grant date of ESPP shares are expensed over the course of the six-month contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates.

13	Inventory

Amounts in USD 1,000	September 30, 2022			September 30, 2021			December 31, 2021
	Cost	Reserves	Net	Cost	Reserves	Net	Cost	Reserves	Net
Raw Materials	1,323	—	1,323	549	—	549	562	—	562
Work in progress	1,287	—	1,287	159	—	159	107	—	107
Finished Goods	527	(210)	317	409	(23)	386	570	(5)	565

Total Inventory	3,137	(210)	2,927	1,117	(23)	1,094	1,239	(5)	1,234

Inventory, consisting of raw materials (primarily semiconductor components and substrates), work-in-progress, and finished goods (completed fingerprint sensing devices available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of September 30, 2022, the Company maintained an inventory reserve of $210 thousand, reflecting discontinued product and lower-of-cost-or-market reserves on inventory contracted to be sold at lower than its manufacturing cost.

14	Events after the balance sheet date

The board of directors resolved on November 9, 2022 to issue 2,470,000 incentive subscription rights to 15 new and continuing employees and individual contractors of IDEX Biometrics. The grant was made under the Company’s 2022 Subscription rights plan. The exercise price of the subscription rights is NOK1.03 per share, they vest by 25% per year, and they will expire on May 15, 2027. Following the grants, there are 83,111,447 incentive subscription rights outstanding.

There have been no other events between September 30, 2022, and the approval of these interim financial statements by the Board of Directors that have had any material impact on the Company’s results for the three and nine months ended September 30, 2022, or the value of the Company’s assets and liabilities as of September 30, 2022.